Stifel Financial Investor Presentation

May 2011





Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (collectively, "SF" or the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.



I.   Stifel Financial Overview

Stifel Financial Overview



Key Points of Differentiation

- **Proven ability to build Global Wealth Management Business**
  - Grown from 644 Financial Advisors in 2005 to 1,947 as of March 31, 2011
  - Proven Integrator of Acquisitions

- **Middle-market focus**
  - Research driven, industry specialist approach
  - Commitment to small/mid-cap companies

- **Independent advisor**
  - Primarily a client-facing agency business
  - No proprietary trading desks

- **Broad product portfolio & industry expertise**
  - Equities, Fixed Income, M&A Advisory
  - Commitment to private equity and venture investors

- **Proven growth, stability and scale**
  - $1.3 billion in equity capital[1]

Firm at a Glance

Global Wealth Management (GWM)	Institutional Group (IG)
▪ Private Client ▪ Stifel Bank & Trust Assets $1.8BN[1] ▪ Customer Financing ▪ Asset Management	▪ Equity & Convertible Capital Raising ▪ Debt ▪ M&A Advisory ▪ Institutional Brokerage

- ▪ $2.3 billion market capitalization[2]

- ▪ Second largest U.S. equity research platform with over 1,000 stocks under coverage

- ▪ National presence with over 1,900 Financial Advisors and $115 billion in total client assets

- ▪ 37% Insider ownership aligns employees' interests with shareholders [3]

(1) As of 3/31/11. (2) As of 5/6/11. (3) Insider ownership percentage includes all fully diluted shares, units outstanding, options outstanding, as well as shares owned by Stifel's former Chairman as of 5/6/2011.

Stifel Financial Overview



A Growth Story…

Net Revenues ($MM)

CAGR: 39%

2005	$264
2006	$452
2007	$763
2008	$870
2009	$1,091
2010	$1,382

Core Net Income ($MM)

CAGR: 43%

2005	$21
2006	$40
2007	$67
2008	$73
2009	$76
2010	$125

Total Equity ($MM)

CAGR: 42%

2005	$155
2006	$220
2007	$425
2008	$593
2009	$873
2010	$1,254
3/31	$1,287

Total Client Assets ($BN)

CAGR: 27%

2005	$27
2006	$35
2007	$59
2008	$52
2009	$91
2010	$111
3/31	$115

Financial Advisors [1]

CAGR: 20%

Year	Value
2005	644
2006	735
2007	1,163
2008	1,315
2009	1,885
2010	1,935
3/31	1,947

Book Value Per Share

CAGR: 24%

2005	$6.81
2006	$8.23
2007	$12.24
2008	$15.12
2009	$19.24
2010	$24.41
3/31	$24.32

[1] Includes Independent Contractors. CAGR reflects years 2005 to 2010 for net revenues and core net income and reflects years 2005 to 2011 assuming 3/31/11 as year-end 2011 for total equity, client asset, financial advisors and book value per share.



Stifel Financial Overview

Balanced Business Model

- Balanced business model facilitates growth during volatile markets
- Stable GWM business is augmented by profitable and growing Institutional Group
- Proven ability to grow all businesses

Net Revenues		Operating Contribution	
3 Months 2010	3 Months 2011	3 Months 2010	3 Months 2011

IG
36%
GWM
64%

IG
35%
GWM
65%

IG
41%
GWM
59%

IG
26%
GWM
74%

Note: Net revenues and operating contribution excludes the Other segment.


15 Years of Growth

1995 – 2010 Net Revenues ($MM)

2010 Represented 15 Years of Consecutive Record Net Revenues

CAGR since 1995: 20%

CAGR since 2005: 39%

Year	Net Revenue
1995	$87
1996	$110
1997	$123
1998	$127
1999	$141
2000	$178
2001	$177
2002	$188
2003	$217
2004	$247
2005	$264
2006	$452
2007	$763
2008	$870
2009	$1,091
2010	$1,382

Stifel Financial Overview

Stifel's Strong Stock Performance

Assumes $100 Invested on December 31, 2005



$300
$250
$200
$150
$100
$50
$0
Dollars
2005
2006
2007
2008
2009
2010
Stifel Financial Corp.(growth of 147.6% & 19.9% CAGR*)
S&P 500 Index(growth of 11.9% & 2.3% CAGR*)
AMEX Securities Broker/Dealer Index(growth of -38.1% & -9.1% CAGR*)

*Compound Annual Growth Rate.



Stifel Financial Overview

Cumulative Price Appreciation As of May 6, 2011

Since 12/31/10		Since 12/31/05		Since 12/31/00	
SWS Group	29.50%	Stifel Financial Corp.	158.70%	Stifel Financial Corp.	1,039.86%
Sanders Morris Harris	10.07%	Raymond James Financial	41.36%	Jefferies Group	207.07%
Raymond James Financial	8.56%	Oppenheimer	38.77%	Raymond James Financial	129.03%
S&P 500 Index	6.57%	Lazard	25.27%	Sanders Morris Harris	87.76%
JMP Group	6.03%	Goldman Sachs Group	17.53%	Goldman Sachs Group	40.36%
Oppenheimer	5.84%	S&P 500 Index	7.36%	Oppenheimer	15.10%
Stifel Financial Corp.	4.50%	Jefferies Group	6.67%	S&P 500 Index	1.51%
Evercore Partners	4.03%	Greenhill & Co.	3.72%	Legg Mason	-5.40%
Lazard	1.19%	Piper Jaffray	-16.83%	SWS Group	-58.30%
Piper Jaffray	-4.03%	Sanders Morris Harris	-51.31%	Morgan Stanley	-68.15%
Legg Mason	-5.24%	SWS Group	-53.15%	Cowen Group	NM
FBR Capital Markets	-5.50%	Morgan Stanley	-55.52%	Evercore Partners	NM
Morgan Stanley	-7.24%	Legg Mason	-71.28%	FBR Capital Markets	NM
Jefferies Group	-9.91%	Cowen Group	NM	Greenhill & Co.	NM
Goldman Sachs Group	-10.74%	Evercore Partners	NM	JMP Group	NM
Cowen Group	-14.07%	FBR Capital Markets	NM	KBW	NM
KBW	-21.56%	JMP Group	NM	Lazard	NM
Greenhill & Co.	-28.69%	KBW	NM	Piper Jaffray	NM

Cumulative stock price appreciation assumes closing price on 5/6/11.











Stifel Financial Overview

Stifel's Successful Track Record in Integrating Transactions

Thomas Weisel Partners — Experts in Growth

- Builds the premier middle-market investment bank with the scale and diversification to become a top-tier player
- Complementary fit with minimal overlap in research and investment banking
- Closed on July 1, 2010

UBS (56 branches from UBS Financial Services)

- Successfully integrated UBS' private client group
- Revenue production in-line with expectations
- Last closing October 16, 2009

Butler Wick

- Successfully integrated Butler Wick's private client group and investment banking platforms
- Achieved cost savings objectives
- Closed December 2008

FirstService Bank — Relationship Banking

- Successfully integrated First Service Financial Company and FirstService Bank
- Became a bank holding company and financial holding company
- Closed April 2, 2007

Ryan Beck & Co.

- Successfully integrated Ryan Beck's private client group and investment banking platforms
- Achieved cost savings objectives
- Closed February 28, 2007

Legg Mason

- Successfully integrated Legg's sales and trading, research and investment banking platforms
- Majority of Legg Mason Investment Banking Managing Directors remain with Stifel today
- Closed December 1, 2005



Opportunities Drive our Growth

Strategy

- Continue to build client facing agency-only businesses in financial services

- Expand private client footprint in the U.S.

- Expand institutional equity business both domestically and internationally

- Grow investment banking

- Focus on asset generation within banking operations

- Enhance and accelerate Stifel Bank and Trust strategy

- Approach acquisition opportunities with discipline



II. Global Wealth Management



Provides Securities Brokerage Services and Stifel Bank Products

Overview

- Grown from 600+ financial advisors in 2005 to over 1,900[1] financial advisors currently

- Retail investors are generally mid- to long-term buyers

- Goal of providing price stability and support to the institutional order book

- Strategy of recruiting experienced advisors with established client relationships

- Expanding U.S. footprint



Net Revenues ($MM) — CAGR: 34%
- 2005: $197
- 2006: $231
- 2007: $441
- 2008: $471
- 2009: $596
- 2010: $843

Operating Contribution ($MM) — CAGR: 32%
- 2005: $48
- 2006: $50
- 2007: $96
- 2008: $98
- 2009: $104
- 2010: $194

(1)   Includes Independent Contractors.











Global Wealth Management

STIFEL FINANCIAL

Opportunity Through Growth

GWM Broker Growth [1]

2,500
2,000
1,500
1,000
500
0
644
735
1,163
1,315
1,885
1,935
1,947
2005
2006
2007
2008
2009
2010
03/31/11

GWM Branch Growth

300
250
200
150
100
50
0
92
111
148
196
272
285
285
2005
2006
2007
2008
2009
2010
03/31/11

GWM Account Growth

700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
180,639
213,973
340,235
375,165
607,661
635,842
642,160
2005
2006
2007
2008
2009
2010
03/31/11

GWM Assets Under Management Growth ($MM)

140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
26,735
35,446
59,299
51,828
91,342
110,593
115,284
2005
2006
2007
2008
2009
2010
03/31/11

Note: Annual data is as of December 31. (1) Includes Independent Contractors.

Global Wealth Management – Stifel Bank & Trust



Low Risk Asset Growth

- Assets of $1.8 billion as of March 31, 2011, consistent with December 31, 2010.

- Investment portfolio of $1.2 billion, an increase of 18% from $1.0 billion as of December 31, 2010.

- Loan portfolio of $437.5 million, a decrease of 10% from $485.2 million as of December 31, 2010.

- Deposits of $1.6 billion as of March 31, 2011, consistent with December 31, 2010.

Strategy & Opportunity

- Maintain solid asset quality:
  - Non-performing loans to gross loans of 0.19%
  - Non-performing assets to total assets of 0.12%
  - $0.3 million LTM net recoveries

- Offer banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services

- Maintain high levels of liquidity to capitalize on opportunities

Interest Earning Assets

($ in thousands)	As of 3/31/11	As of 12/31/10	As of 3/31/10	Percent of total 3/31/11	Percent of total 12/31/10	Percent of total 3/31/10
Agency investments	$ 694,930	$ 722,193	$ 409,168	42.6%	48.2%	42.1%
Non-agency investments	495,847	290,521	139,953	30.4%	19.4%	14.4%
Consumer	257,910	266,244	232,266	15.8%	17.8%	23.9%
Mortgage	108,628	166,860	158,149	6.7%	11.1%	16.3%
Commercial	73,172	53,836	33,217	4.5%	3.7%	3.3%
	$ 1,630,487	$ 1,499,654	$ 972,753	100%	100%	100%



III. Institutional Group

Institutional Group



Overview

- Provides securities brokerage, trading, research, underwriting and corporate advisory services
- Largest provider of Equity Research in the U.S.
  - #1 ranked in 2010 WSJ Best on the Street Survey
- 12th largest Equity trading platform in the U.S.
  - 2nd largest trader outside of the Bulge Bracket
- Full Service Middle-Market Investment Bank
  - #1 in Venture Capital-Backed IPOs since 2005
- Comprehensive Fixed Income platform
  - Annual client trade volume approaching $200 billion

Net Revenues ($MM)[1]



Equity Capital Markets ($MM)[1]



Fixed Income ($MM)



2010 represents twelve months for Stifel and the first six months ($84 mm) for TWPG. (1) Includes TWPG historical investment banking and brokerage revenues.
(2) For 2010, Equity Capital Markets revenues includes $4.8 mm of other revenue and Fixed Income includes $3.6 mm of other revenue.



Institutional Group – Research

Second Largest U.S. Equity Research Platform

U.S. Equity Research Coverage [1]

		Companies Under Coverage	
Rank	Firm	Overall	Small Cap[2]
1	JPMorgan	1,031	159
2	**Stifel Nicolaus**	**1,030**	**332**
3	BofA Merrill Lynch	987	151
4	Goldman Sachs	907	78
5	Citi	901	121
6	Barclays Capital	854	105
7	Raymond James	852	298
8	Deutsche Bank Securities	837	131
9	Credit Suisse	791	115
9	**RBC Capital Markets**	**791**	**171**
11	**Jefferies & Co.**	**747**	**196**
12	Morgan Stanley	731	78
13	UBS	722	83
14	Wells Fargo Securities, Llc	716	123
15	Morningstar, Inc.	712	80
16	**Robert W. Baird & Co., Inc.**	**618**	**178**
17	Sidoti & Company LLC	549	353
18	BMO Capital Markets	526	102
19	**Macquarie Research Equities**	**512**	**101**
20	Piper Jaffray	491	192

Stifel Research Highlights

- Second largest provider of U.S. Equity Research
  - Currently cover more than 50% of the S&P 500
- Second largest provider of U.S. Small-Cap Research
- Largest provider of U.S. Technology Research
- 2nd largest provider of U.S. Financial Research
- Top 5 ranking in 4 of 10 StarMine industry sectors (based on T12M recommendations)
  - #1 ranked in Energy

Coverage Balanced Across All Market Caps [2]



Small Cap 34%
Large Cap 30%
Mid Cap 36%

(1) Source: Starmine and Thomson Reuters rankings as of 4/29/11. Does not include Closed End Funds.
(2) Small Cap includes market caps less than $1 billion; Mid Cap includes market caps less than $5 billion.
Note: Bold font indicates middle-market firms. Research coverage by market cap utilizes internal sources as of 4/29/11.
T12M refers to trailing twelve months.



Institutional Group – Research

The Stifel Research Model

The Stifel Research Model

- \>50% of analysts worked in the field they cover
- ~35% of analysts initially joined as associates
- Average Stifel analyst has 10 years of experience
- More than 1/3 of analysts have the CFA designation
- Each analyst covers all market caps within their sector

Research Accolades

- Only firm ranked in the Top 12 each year for the last 7 years in the WSJ Best on the Street Survey
- Only firm in the StarMine Top 10 to improve in ranking over the last 5 years
- First firm to rank #1 in Starmine's U.S. Earnings Estimate Accuracy AND #1 in Stock Picking (2008)

WSJ 2010 "Best On The Street" Survey		
Rank	**Firm**	**# of Awards**
1	**Stifel Nicolaus**	14
2	Credit Suisse	8
3	Deutsche Bank	7
3	JPMorgan	7
3	UBS	7
6	Bank of America Merrill Lynch	6
6	**Raymond James**	6
6	Wells Fargo Securities	6
9	Barclays Capital	5
9	Citi	5
9	**Keefe Bruyette & Woods**	5
9	**KeyBanc Capital Markets**	5
9	**Oppenheimer & Co Inc**	5

StarMine 2009 Broker Rankings		
Rank	**Firm**	**# of Awards**
1	Goldman Sachs	23
2	**Stifel Nicolaus**	17
2	Bank of America Merrill Lynch	15
4	Citi	13
4	Credit Suisse	13
4	**Robert W Baird & Co**	13
7	Barclays Capital	12
7	RBC Capital Markets	12
7	UBS	12
10	**Raymond James**	11

Source: WSJ 2010 "Best on the Street" survey (includes Stifel and TWP); StarMine Monitor.
Note: Bold font indicates middle-market firms.


Strong Research Performance: Top 5 in 4 of 10 Industry Verticals





Broker Recommendations Ranked by Sector (T12M)		
Sector	**Stifel Coverage**	**Rank**
Consumer Discretionary	15%	12 of 20
Consumer Staples	4%	17 of 17
Energy	**9%**	**1 of 18**
Financials	28%	3 of 20
Health Care	10%	15 of 20
Industrials	10%	3 of 20
Information Technology	21%	4 of 20
Materials	2%	15 of 20
Telecom Services	1%	17 of 19
Utilities	0%	-
Overall	**100%**	**3 of 20**

Source: StarMine as of 3/31/11. Rankings include 19 peers: Barclays Capital, BMO Capital Markets, BofA Merrill Lynch, Citi, Credit Suisse, Deutsche Bank Securities, Goldman Sachs, Jefferies, JPMorgan, Macquarie Research Equities, Morgan Stanley, Morningstar, Piper Jaffray, Raymond James, RBC Capital Markets, Robert W. Baird, Sidoti, UBS and Wells Fargo Securities. T12M refers to trailing twelve months.



Institutional Group – Equity Sales and Trading

STIFEL FINANCIAL

Powerful Platform Spanning North America and Europe

Institutional Equity Sales

- 130 person sales force, commission based
- Experts in small and mid cap growth and value
- Team based sales model with 2-4 coverage sales people per account
- Team leaders have an average of 15 years experience
- Offices in all major institutional markets in North America & Europe
- Accounts range from large mutual funds to small industry focused investors
- Managed over 750 non-deal roadshow days in 2010

Equity Trading

- 40 coverage traders located in
  - Baltimore, New York, Boston, Dallas, San Francisco, Cleveland, London, and Canada
- 20 position traders covering each major industry
- Agent model – no proprietary trading or prime brokerage
- Profitable model with advantages of scale

Distribution Network: Over 200 Professionals Globally

- Agency model – no proprietary trading or prime brokerage
- Major liquidity provider to largest equity money management complexes
- Multi-execution venues: high-touch, algorithms, program trading and direct market access
- Dedicated convertible sales, trading and research desk





Institutional Group – Fixed Income

Strong Fixed Income Capital Markets Capabilities

Overview

- Comprehensive platform
  - Approximately 50 traders averaging 14 years of experience
  - Annual client trade volume approaching $200 billion
- *Institutional Investor All-Star* nominated team
- Widespread distribution
  - 116 fixed income sales professionals covering over 3,800 accounts
  - 33 institutional fixed income offices nationwide

Client Distribution

Other 7%
Credit Union 5%
Government 6%
Insurance 7%
Broker/Dealer 13%
Money Manager 34%
Bank/Thrift 28%



Institutional Group – Investment Banking

STIFEL FINANCIAL

Accomplished U.S. Equity Underwriting Franchise – All Equity Transactions

All Managed Equity Deals Since 2005

($ in billions) Rank	Firm	# of Deals	$ Volume
1	Bank of America Merrill Lynch	1,210	$770.4
2	JPMorgan	1,140	$688.4
3	UBS	902	$516.5
4	Citi	900	$554.8
5	Wells Fargo Securities	855	$443.5
6	Morgan Stanley	848	$575.2
7	Barclays Capital	767	$458.3
8	Credit Suisse	742	$503.8
9	Goldman Sachs	689	$506.7
10	Deutsche Bank	676	$409.9
11	RBC Capital Markets	643	$273.9
12	**Stifel Nicolaus Weisel**	**611**	**$152.1**
13	**Oppenheimer & Co Inc**	**441**	**$86.4**
14	**Raymond James**	**431**	**$156.1**
15	**Piper Jaffray & Co**	**397**	**$110.7**
16	**Jefferies & Company**	**365**	**$77.7**
17	**Keefe Bruyette & Woods**	**276**	**$122.6**
18	**Robert W Baird & Co**	**252**	**$72.4**
19	**BMO Capital Markets**	**244**	**$82.4**
20	**KeyBanc Capital Markets**	**240**	**$80.0**

Bookrun Equity Deals Since 2005

($ in billions) Rank	Firm	# of Deals	% Bookrun	$ Volume
1	Bank of America Merrill Lynch	923	76%	$180.2
2	JPMorgan	780	68%	$163.1
3	Morgan Stanley	674	79%	$151.3
4	Citi	642	71%	$128.4
5	Goldman Sachs	549	80%	$156.9
6	UBS	540	60%	$74.6
7	Barclays Capital	531	69%	$88.0
8	Credit Suisse	477	64%	$77.4
9	Deutsche Bank	377	56%	$50.4
10	Wells Fargo Securities	361	42%	$45.8
11	**Jefferies & Company**	**163**	**45%**	**$11.4**
12	RBC Capital Markets	149	23%	$15.3
13	**Stifel Nicolaus Weisel**	**113**	**18%**	**$7.0**
14	**Piper Jaffray & Co**	**108**	**27%**	**$5.6**
15	**Keefe Bruyette & Woods**	**99**	**36%**	**$8.1**
16	**Oppenheimer & Co Inc**	**93**	**21%**	**$4.2**
17	**Raymond James**	**90**	**21%**	**$7.0**
18	**Sandler O'Neill & Partners**	**74**	**43%**	**$6.5**
19	**Roth Capital Partners**	**67**	**58%**	**$2.1**
20	**FBR Capital Markets**	**59**	**34%**	**$5.6**

Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 4/30/11.
Note: $ Volume represents full credit to underwriter for All Managed Equity Deals and apportioned credit to bookrunner for Bookrun Equity Deals.
Note: Stifel results based on pro forma figures for both Stifel and TWP.
Note: Bold font indicates middle-market firms.


Strong Momentum and Track Record as Bookrunner



% of Deals Bookrun	17%	23%	19%	24%	17%	26%	16%	20%	29%	**46%**
	2002	2003	2004	2005	2006	2007	2008	2009	2010	Filed/Mandated Pipeline

Note: Includes all U.S. and Canadian bookrun IPOs and underwritten equity and equity-linked offerings since 2002.

Institutional Group – Investment Banking

Leadership in the Venture Capital Community

Selected Venture Capital-Backed IPOs

$201,947,590 **360** www.360.cn — Initial Public Offering Co-Manager March 2011	$70,279,702 **BCD** — Initial Public Offering Joint Bookrunning Manager January 2011	$173,995,000 **Demand Media** — Initial Public Offering Co-Manager January 2011	$57,745,972 **Zogenix** — Initial Public Offering Co-Manager November 2010
$81,600,000 **Inphi** Think fast. — Initial Public Offering Co-Manager November 2010	$97,520,000 **AMYRIS** — Initial Public Offering Co-Manager September 2010	$65,550,000 **sciQuest** — Initial Public Offering Sole Bookrunning Manager September 2010	$62,257,585 **mediamind** Eyeblaster. Evolved. — Initial Public Offering Co-Manager August 2010
$155,740,000 **INTRALINKS** — Initial Public Offering Co-Manager August 2010	$72,450,000 **ENVESTNET** — Initial Public Offering Co-Manager July 2010	$128,800,000 **QlikView** — Initial Public Offering Co-Manager July 2010	$230,000,000 **realD** — Initial Public Offering Co-Manager July 2010
$88,800,000 **hiSoft** — Initial Public Offering Co-Manager June 2010	$85,000,000 **fabrinet** — Initial Public Offering Co-Manager June 2010	$53,123,733 **convio** — Initial Public Offering JointBookrunning Manager April 2010	$56,534,376 **SPS commerce** — Initial Public Offering Sole Bookrunning Manager April 2010

All Managed Venture Capital-Backed IPOs Since 2005

($ in billions)

Rank	Firm	# of Deals	$ Volume
1	**Stifel Nicolaus Weisel**	**87**	**$11.6**
2	Morgan Stanley	72	$11.0
3	JPMorgan	69	$11.7
3	**Piper Jaffray & Co**	**69**	**$8.6**
5	**Cowen & Co LLC**	**61**	**$5.7**
6	Bank of America Merrill Lynch	60	$11.6
7	**Jefferies & Company**	**47**	**$5.8**
8	Deutsche Bank	45	$5.8
9	**Oppenheimer & Co Inc**	**44**	**$4.4**
10	Credit Suisse	38	$4.9
11	Goldman Sachs	37	$6.0
12	Barclays Capital	36	$4.1
12	**William Blair & Co LLC**	**36**	**$4.0**
14	UBS	33	$5.6
14	Citi	33	$5.1
14	**JMP Securities LLC**	**33**	**$3.1**
17	RBC Capital Markets	32	$3.4
17	**Needham & Company LLC**	**32**	**$2.9**
19	Wells Fargo Securities	30	$4.7
20	**Pacific Crest Securities LLC**	**23**	**$2.8**
20	**Wedbush Securities Inc**	**23**	**$1.5**

Source: Venture backed IPOs rankings based on Dealogic and Thomson One data as of 4/30/11. $ Volume represents full credit to underwriter for All Managed Equity Deals

Note: Bold font indicates middle-market firms.



IV. First Quarter 2011 Financial Results



Ronald J. Kruszewski, Chairman, President and Chief Executive Officer of Stifel Financial Commented:

"Following our record fourth quarter results, the first quarter of 2011 proved to be our second best quarter in terms of net revenues, net income and diluted EPS. We also achieved our pre-tax margin goal of 15% on a non-GAAP basis. These results highlight our company's continued ability to capitalize on opportunities in serving both our growing private client base and middle-market companies."

"Consistent with industry trends, our investment banking results in the quarter were sequentially lower, primarily impacted by a decline in advisory and municipal underwriting activity, when compared with our record fourth quarter revenues. Our pipeline remains promising, with a significant weighting in the technology sector."



Stifel Financial Corp. Results

STIFEL FINANCIAL

Three months ended March 31, 2011

($ in thousands, except per share amounts)	Three Months Ended March 31, 2011 GAAP	Merger-Related Charges [1]	Non-GAAP	Three Months Ended 3/31/10 (GAAP)	% Change [2]	12/31/10 (Non-GAAP)	% Change [2]
Net revenues	**$ 366,613**	$ 6	**$ 366,619**	$ 312,030	***17.5%***	$ 402,787	***(9.0%)***
Compensation and benefits	**231,166**	244	**231,410**	206,242	***12.2%***	237,359	***(2.5%)***
Non-comp operating expenses	**84,763**	(2,705)	**82,058**	66,223	***23.9%***	89,049	***(7.9%)***
Total non-interest expenses	**315,929**	(2,461)	**313,468**	272,465	***15.0%***	326,408	***(4.0%)***
Income before income taxes	**50,684**	2,467	**53,151**	39,565	***34.3%***	76,379	***(30.4%)***
Provision for income taxes	**19,286**	939	**20,225**	15,825	***27.8%***	29,061	***(30.4%)***
Net income	**$ 31,398**	$ 1,528	**$ 32,926**	$ 23,740	***38.7%***	$ 47,318	***(30.4%)***
Earnings per share: [3]							
Basic	**$ 0.60**		**$ 0.63**	$ 0.52	***21.2%***	$ 0.97	***(35.1%)***
Diluted	**$ 0.50**		**$ 0.52**	$ 0.45	***15.6%***	$ 0.82	***(36.6%)***
Ratios to net revenues:							
Compensation and benefits	**63.1%**		**63.1%**	66.1%		58.9%	
Non-comp operating expenses	**23.1%**		**22.4%**	21.2%		22.1%	
Income before income taxes	**13.8%**		**14.5%**	12.7%		19.0%	

(1) Merger-related charges consist primarily of operating expenses related to legacy TWPG (primarily market data service fees, professional fees and litigation costs).

(2) Quarterly results compare non-GAAP results for the quarter ended March 31, 2011 to GAAP results for the year-ago period and to non-GAAP results for the quarter ended December 31, 2010.

(3) All per share information has been retroactively adjusted to reflect the April 2011 three-for-two stock split.

Sources of Revenues



	Quarter Ended				
($ in thousands)	**3/31/11**	3/31/10	**% Change**	12/31/10	**% Change**
Revenues					
Commissions	**$155,786**	$105,035	**48.3%**	$ 139,605	**11.6%**
Principal transactions	**92,859**	117,420	**(20.9%)**	89,996	**3.2%**
Asset mgt and service fees	**57,680**	41,103	**40.3%**	57,042	**1.1%**
Investment banking	**41,418**	34,221	**21.0%**	90,975	**(54.5%)**
Other	**6,256**	1,945	**221.6%**	10,497	**(40.4%)**
Total operating revenues	**353,999**	299,724	**18.1%**	388,115	**(8.8%)**
Interest revenue	**18,856**	14,647	**28.7%**	18,307	**3.0%**
Total revenues	**372,855**	314,371	**18.6%**	406,422	**(8.3%)**
Interest expense	**6,242**	2,341	**166.6%**	4,823	**29.4%**
Net revenues	**$366,613**	$312,030	**17.5%**	$ 401,599	**(8.7%)**

Principal Transactions Revenues



($ in thousands)	Quarter Ended				
	3/31/11	3/31/10	**% Change**	12/31/10	**% Change**
Taxable debt	**$ 51,419**	$ 64,691	**(20.5%)**	$ 46,924	**9.6%**
Municipal debt	**19,538**	16,842	**16.0%**	18,520	**5.5%**
Equities	**11,623**	22,284	**(47.8%)**	11,396	**2.0%**
Other	**10,279**	13,603	**(24.4%)**	13,156	**(21.9%)**
	$ 92,859	$ 117,420	**(20.9%)**	$ 89,996	**3.2%**

Investment Banking Revenues

STIFEL FINANCIAL

	Quarter Ended				
($ in thousands)	**3/31/11**	3/31/10	**% Change**	12/31/10	**% Change**
Capital raising	**$ 32,358**	$ 25,307	**27.9%**	$ 50,404	**(35.8%)**
Advisory	**9,060**	8,914	**1.6%**	40,571	**(77.7%)**
	$ 41,418	$ 34,221	**21.0%**	$ 90,975	**(54.5%)**

Q1 2010 Revenues by Product



Advisory
31%
Fixed
Income
Capital
Raising
20%
Equity
Capital
Raising
49%

Q1 2011 Revenues by Product



Advisory
26%
Fixed
Income
Capital
Raising
9%
Equity
Capital
Raising
65%

TWPG Merger-Related Expenses



($ in thousands)	Nine Months Ended		Quarter Ended		
	12/31/10		3/31/11		6/30/11
	Estimate	Actual	Estimate	Actual	Estimate
Operating expenses:					
Compensation and benefits	$ 180,850	$ 186,034 [1]	$ -	$ (244)	-
Non-comp operating expenses [2]	24,700	19,011	5,000	2,705	3,000 [3]
Total operating expenses	$ 205,550	$ 205,045	$ 5,000	$ 2,461	$ 3,000
After-tax impact (40% effective rate)	**$ 123,330**	**$ 113,975**	**$ 3,000**	**$ 1,528**	**$ 1,800**
Impact to diluted EPS (net of tax) [4]	$ (1.93)	$ (1.84)	$ (0.05)	$ (0.02)	$ (0.03)

[1] Includes non-cash compensation expense related to the modification of the deferred compensation plan of $179.5 million and other merger-related expenses.

[2] Actual results include cease-use accruals and operating expenses related to legacy TWPG (primarily market data service fees, professional fees and litigation costs).

[3] Estimated non-comp operating expenses for the quarter ended June 30, 2011 represents merger-related expenses anticipated in the first quarter of 2011 that will carry over into the second quarter of 2011. In addition to the above estimate, we may incur an additional $8.0 to $10.0 million in occupancy costs related to abandonment of certain leased property as a result of our continued integration

[4] Retroactively adjusted to reflect the three-for-two stock split in April 2011 and calculated using fully-diluted shares outstanding of 63.8 million for the second quarter of 2011.

Global Wealth Management



($ in thousands)	Quarter Ended				
	3/31/11	3/31/10	% Change	12/31/10	% Change
Commissions	$ 101,762	$ 79,587	27.9%	$ 92,558	9.9%
Principal transactions	56,163	59,871	(6.2%)	58,520	(4.0%)
Asset management & service fees	57,530	40,894	40.7%	56,953	1.0%
Net interest	11,169	11,034	1.2%	10,277	8.7%
Investment banking	6,312	5,302	19.0%	5,015	25.9%
Other income	5,510	2,733	101.6%	13,101	(57.9%)
Net revenues	238,446	199,421	19.6%	236,424	0.9%
Compensation and benefits	142,586	124,738	14.3%	136,009	4.8%
Non-comp operating expenses	34,388	35,525	(3.2%)	37,698	(8.8%)
Total non-interest expenses	176,974	160,263	10.4%	173,707	1.9%
Income before income taxes	$ 61,472	$ 39,158	57.0%	$ 62,717	(2.0%)
Ratios to net revenues:					
Compensation and benefits	59.8%	62.6%		57.5%	
Non-comp operating expenses	14.4%	17.8%		16.0%	
Income before income taxes	25.8%	19.6%		26.5%	

Stifel Bank & Trust



An Operating Unit of GWM

($ in thousands)	Quarter Ended				
	3/31/11	3/31/10	**% Change**	12/31/10	**% Change**
Net revenues:					
Interest	**11,203**	8,087	**38.5%**	9,287	**20.6%**
Other income	**1,932**	2,113	**(8.6%)**	3,553	**(45.6%)**
Total revenues	**13,135**	10,200	**28.8%**	12,840	**2.3%**
Interest expense	**4,237**	448	**845.8%**	3,076	**37.7%**
Total net revenues	**8,898**	9,752	**(8.8%)**	9,764	**(8.9%)**
Compensation and benefits	**1,705**	1,028	**65.9%**	1,447	**17.8%**
Non-comp operating expenses	**2,070**	4,478	**(53.8%)**	2,493	**(17.0%)**
Total non-interest expenses	**3,775**	5,506	**(31.4%)**	3,940	**(4.2%)**
Income before income taxes	**$ 5,123**	$ 4,246	**20.7%**	$ 5,824	**(12.0%)**
Ratios to net revenues:					
Compensation and benefits	**19.2%**	10.5%		14.8%	
Non-comp operating expenses	**23.3%**	45.9%		25.5%	
Efficiency ratio [1]	**40.3%**	57.6%		37.9%	
Income before income taxes	**57.6%**	43.4%		59.6%	

[1] Non-interest expenses less the provision for loan losses as a percentage of net revenues.

Institutional Group Results



| | Quarter Ended | | | | |
($ in thousands)	3/31/11	3/31/10	% Change	12/31/10	% Change
Commissions	$ 54,025	$ 25,448	112.3%	$ 47,047	14.8%
Principal transactions	36,696	57,549	(36.2%)	35,564	3.2%
Investment banking	35,106	28,918	21.4%	81,583	(57.0%)
Other income [1]	1,167	1,377	(15.3%)	1,708	(31.7%)
Net revenues	**126,994**	113,292	12.1%	165,902	(23.5%)
Compensation and benefits	77,187	66,304	16.4%	94,300	(18.1%)
Non-comp operating expenses	28,414	19,532	45.5%	27,946	1.7%
Total non-interest expenses	**105,601**	85,836	23.0%	122,246	(13.6%)
Income before income taxes	**$ 21,393**	$ 27,456	(22.1%)	$ 43,656	(51.0%)
Ratios to net revenues:					
Compensation and benefits	60.8%	58.5%		56.8%	
Non-comp operating expenses	22.4%	17.3%		16.9%	
Income before income taxes	16.8%	24.2%		26.3%	

---

[1] Includes net interest and other income.

Statement of Financial Condition



As of March 31, 2011



Total Assets ($ in Billions)



Total Capitalization ($ in Billions)



Leverage Ratio



Book Value Per Share



Other Financial Data

	As of			As of	
	3/31/11	3/31/10	% Change	12/31/10	% Change
Total assets (000s):					
Stifel Nicolaus & Stifel Financial	$ 2,749,674	$ 2,112,054	30.2%	$ 2,444,310	12.5%
Stifel Bank	1,787,531	1,115,329	60.3%	1,773,720	0.8%
Total assets	$ 4,537,205	$ 3,227,383	40.6%	$ 4,218,030	7.6%
Total shareholders' equity (000s):					
Stifel Nicolaus & Stifel Financial	$ 1,125,486	$ 779,578	44.4%	$ 1,122,144	0.3%
Stifel Bank	161,521	132,826	21.6%	136,654	18.2%
Total shareholders' equity	$ 1,287,007	$ 912,404	41.1%	$ 1,258,798	2.2%
Leverage ratio:					
Stifel Nicolaus & Stifel Financial	2.3	2.4	(7.1%)	2.0	12.2%
Stifel Bank	11.1	8.4	31.8%	13.0	(14.7%)
Total leverage ratio	3.3	3.2	2.1%	3.1	5.4%
Book value per share [(1)]	$ 24.32	$ 19.67	23.6%	$ 24.42	(0.4%)
Financial advisors [(2)]	1,947	1,900	2.5%	1,935	0.6%
Full-time associates	4,916	4,518	8.8%	4,906	0.2%
Locations	311	294	5.8%	312	(0.3%)
Total client assets (000s)	$ 115,284,000	$ 95,319,000	20.9%	$ 110,593,000	4.2%

(1) All per share information has been retroactively adjusted to reflect the April 2011 three-for-two stock split.

(2) Includes all retail Financial Advisors.



V. Conclusion



Growth Opportunities

Stifel is well-positioned to take advantage of opportunities

- Changing environment and competitive landscape creating opportunity for market share gains

- Strategic opportunities to add talented professionals

  - Expand private client network

  - Expand fixed income/high yield

  - Expand strategic advisory business

  - Expand traditional asset management capabilities

- Strong balance sheet to facilitate growth